Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286855

92083-P2 09/26

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED SEPTEMBER 2, 2026

TO THE PROSPECTUS (“PROSPECTUS”) DATED APRIL 28, 2026

Effective September 8, 2026, Ultimus Fund Solutions, LLC will replace SS&C Global Investor & Distribution Solutions, Inc., as transfer agent.

I.	Effective September 8, 2026, the second paragraph of the section entitled “Prospectus Summary – Distributions” in the Prospectus is deleted in its entirety and replaced with the following:

Cash distributions to holders of our Common Stock will automatically be reinvested under our Dividend Reinvestment Plan (the “DRIP”) in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to the transfer agent, Ultimus Fund Solutions, LLC (“Ultimus”). Under the DRIP, stockholders’ distributions are reinvested in Common Stock of the same class of Common Stock owned by the stockholder for a purchase price equal to the NAV per share (for the class of Common Stock being purchased) on the date that the distribution is paid. See “Dividend Reinvestment Plan.”

II.	Effective September 8, 2026, the section entitled “Prospectus Summary – Custodian and Transfer Agent” in the Prospectus is deleted in its entirety and replaced with the following:

The Bank of New York Mellon (“BNY”) serves as the Fund’s custodian. Ultimus serves as the Fund’s transfer agent. See “Custodian and Transfer Agent.”

III.

Effective September 8, 2026, the second paragraph of the section entitled “PLAN OF DISTRIBUTION - How to Purchase Common Stock” in the Prospectus is deleted in its entirety and replaced with the following:

Investors may purchase shares of Common Stock directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Ultimus. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of Common Stock through Selling Agents and other financial intermediaries, which are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a financial intermediary or such financial intermediary’s authorized designee. A financial intermediary may hold shares of Common Stock in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a financial intermediary or a financial intermediary’s authorized designee before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange (“NYSE”) is open for business, will be priced based on the Fund’s NAV next computed after it is received by the financial intermediary or such financial intermediary’s authorized designee. The Fund will be deemed to have received a purchase or repurchase order when a financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order. Prospective investors who purchase shares of Common Stock through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares of Common Stock, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares of Common Stock. Prospective investors purchasing shares of Common Stock of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

IV.	Effective September 8, 2026, the section entitled “PLAN OF DISTRIBUTION - Purchasing Directly from the Fund” in the Prospectus is deleted in its entirety and replaced with the following:

Shares may be purchased only via wire, personal check, bank cashier checks or ACH transfer. For shares purchased from the Fund, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received, if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

First National Bank of Omaha

Ultimus Fund Solutions, LLC FBO Franklin Templeton Interval Funds

1601 Dodge St. Omaha, NE 68102

ABA: 104000016

Account Number: 780325267

Further Credit/Reference: Investor Name and Investor Account Number (if available)

V.	Effective September 8, 2026, the section entitled “PLAN OF DISTRIBUTION – Account Registration Changes” in the Prospectus is deleted in its entirety and replaced with the following:

Changes in registration or certain account options for accounts held directly with the Fund must be made in writing. Medallion signature guarantees may be required. All correspondence must include the account number and signature of all authorized account owners and must be sent to one of the following addresses:

Overnight:	U.S. Mail:

Franklin Templeton	Franklin Templeton

c/o Ultimus Fund Solutions, LLC	c/o Ultimus Fund Solutions, LLC

225 Pictoria Dr., Suite 450	P.O. Box 46707

Cincinnati, OH 45246-1617	Cincinnati, OH 45246-0707

VI.	Effective September 8, 2026, the section entitled “PLAN OF DISTRIBUTION – Additional Information about purchases ” in the Prospectus is deleted in its entirety and replaced with the following:

Any Selling Agent may modify or waive the minimum initial or subsequent investment required for any Common Stock sold by such Selling Agent. The minimum subsequent investment for all classes of Common Stock is $500, except for additional purchases pursuant to the DRIP, which are not subject to a minimum purchase amount.

If you bought shares directly from the Fund, you will receive a confirmation from the Fund after each transaction (except a reinvestment of dividends or capital gain distributions, an investment made through the Systematic Investment Plan). Stockholders will receive quarterly account statements.

If your wire or ACH transfer does not clear, your purchase may be cancelled and you may be liable for any loss to the fund. Please note that the Fund will not accept cash, money orders, third-party checks, starter checks, internet checks, credit card convenience checks and traveler’s checks for purchase of fund shares. The Fund and its agents have the right to reject or cancel any purchase due to nonpayment. Please contact the transfer agent, Ultimus, at 833-565-4228, Monday - Friday, between 8:30 am and 6:00 pm ET for more information about the purchasing shares directly from the Fund.

VII.	Effective September 8, 2026, the section entitled “DIVIDEND REINVESTMENT PLAN” in the Prospectus is deleted in its entirety and replaced with the following:

Unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your Common Stock will be automatically reinvested in additional shares of Common Stock at the NAV determined on the reinvestment date. You may elect not to participate in the DRIP by contacting your Selling Agent or Ultimus Fund Solutions, LLC (the “Plan Agent”). An election to receive cash may be revoked or reinstated at the option of the stockholder. If you do not participate, you will receive all distributions in cash. All distributions will be wired to your account. The Fund will not pay distributions via check.

Common Stock in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all shares of Common Stock you have received under the Plan.

You may withdraw from the Plan (i.e., opt-out) by notifying the Plan Agent in writing at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-1617 or PO Box 46707, Cincinnati, OH 45246-0707 or by calling the Plan Agent at 833-565-4228, Monday - Friday, between 8:30 am and 6:00 pm ET. Such withdrawal will be effective immediately if notice is received by the Plan Agent more than three business days prior to any dividend or distribution payment date for that dividend to be paid out in cash. If the notice is received less than three business days prior to any dividend or distribution payment date, then that dividend will be reinvested and all subsequent dividends or distributions will be paid out in cash. The Plan may be terminated, amended or supplemented by the Fund upon notice in writing mailed to stockholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination or amendment is to be effective.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the Plan.

The Fund reserves the right to amend or terminate the Plan if, in the judgment of the Board, the change is warranted. The Plan Agent’s service fee for handling distributions will be paid by the Fund. Additional information about the Plan and your account may be obtained from the Plan Agent in writing at PO Box 46707, Cincinnati, OH 45246-0707 or by calling the Plan Agent at 833-565-4228, Monday - Friday, between 8:30 am and 6:00 pm ET.

VIII.	Effective September 8, 2026, the second paragraph of the section entitled “CUSTODIAN AND TRANSFER AGENT” in the Prospectus is deleted in its entirety and replaced with the following:

Ultimus Fund Solutions, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-1617, serves as the Fund’s transfer agent and dividend paying agent with respect to the Common Stock.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.